                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 11)

                                Telos Corporation
                                -----------------
                                (Name of Issuer)

            12% Cumulative Exchangeable Redeemable Preferred Stock,
                           Par Value $0.01 Per Share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                    87969B200
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            D. Scott Freed, Esquire,
                       Whiteford, Taylor & Preston L.L.P.
                            Seven Saint Paul Street
                           Baltimore, Maryland 21202
                                 (410) 347-8700

                                August 15, 2013
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)

- ---------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                Page 2 of 12 pages
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Partners Small Cap Value, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
- ---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
- ---------------------------------------------------------------------------
3.  SEC USE ONLY
- ---------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
- ---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
- ---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
- ---------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         112,423 shares (See Item 5)
   NUMBER OF         --------------------------------------------------------
    SHARES           8.  SHARED VOTING POWER
 BENEFICIALLY            -0- (See Item 5)
   OWNED BY          --------------------------------------------------------
EACH REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON               112,423 shares (See Item 5)
     WITH            --------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
- ---------------------------------------- ----------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    112,423 (See Item 5)
- ---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
- ---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.5% (See Item 5)
- ---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN

                              (Page 2 of 12 pages)

- ---------------------------------------------------------------------------
CUSIP No. 87969B200                13D/A                   Page 3 of 12 Pages
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Small Cap Value Offshore Fund, Ltd.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Not Applicable
- ---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
- ---------------------------------------------------------------------------
3.  SEC USE ONLY
- ---------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
- ---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2 (d) OR 2 (e)                                                         [ ]
- ---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    CAYMAN ISLANDS
- ---------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         85,532 shares (See Item 5)
   NUMBER OF         --------------------------------------------------------
    SHARES           8.  SHARED VOTING POWER
 BENEFICIALLY            -0- (See Item 5)
   OWNED BY          --------------------------------------------------------
     EACH            9.  SOLE DISPOSITIVE POWER
   REPORTING             85,532  shares (See Item 5)
    PERSON           --------------------------------------------------------
     WITH            10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
- ---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    85,532  shares (See Item 5)
- ---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
- ---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.7% (See Item 5)
- ---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
- --------------------------------------------------------------------------

                              (Page 3 of 12 pages)

- ---------------------------------------------------------------------------
CUSIP No. 87969B200                13D/A                   Page 4 of 12 pages
- ---------------------------------------------------------------------------
-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Partners Small Cap Value, L.P. I
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
- ---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
- ---------------------------------------------------------------------------
3.  SEC USE ONLY
- ---------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
- ---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
- ---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
- ---------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         175,545 shares (See Item 5)
  NUMBER OF          --------------------------------------------------------
   SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             -0- (See Item 5)
  OWNED BY           --------------------------------------------------------
    EACH             9.  SOLE DISPOSITIVE POWER
  REPORTING              175,545 shares (See Item 5)
   PERSON            --------------------------------------------------------
    WITH             10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
- ---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    175,545 shares (See Item 5)
- ---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
- ---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.5% (See Item 5)
- ---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
- ---------------------------------------------------------------------------

                              (Page 4 of 12 pages)

- ---------------------------------------------------------------------------
CUSIP No. 87969B200                13D/A                   Page 5 of 12 pages
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Channel Partnership II, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3215653
- ---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
- ---------------------------------------------------------------------------
3.  SEC USE ONLY
- ---------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC (SEE ITEM 3)
- ---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
- ---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    NEW YORK
- ---------------------------------------------------------------------------
                              7.  SOLE VOTING POWER
                                  -0- shares (See Item 5)
   NUMBER OF         --------------------------------------------------------
    SHARES                    8.  SHARED VOTING POWER
 BENEFICIALLY                     -0- (See Item 5)
   OWNED BY          --------------------------------------------------------
EACH REPORTING                9.  SOLE DISPOSITIVE POWER
    PERSON                        -0- shares (See Item 5)
     WITH            --------------------------------------------------------
                              10. SHARED DISPOSITIVE POWER
                                  -0- (See Item 5)
- ---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -0- shares (See Item 5)
- ---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
- ---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0% (See Item 5)
- ---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN

                              (Page 5 of 12 pages)

- ---------------------------------------------------------------------------
CUSIP No. 87969B200                 13D/A                  Page 6 of 12 pages
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Nelson Obus
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
- ---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
- ---------------------------------------------------------------------------
3.  SEC USE ONLY
- ---------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
- ---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
- ---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES OF AMERICA
- ---------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         -0- shares (See Item 5) (1)
   NUMBER OF         -------------------------------------------------------
    SHARES           8.  SHARED VOTING POWER
 BENEFICIALLY            373,500 (See Item 5) (1)
   OWNED BY          --------------------------------------------------------
EACH REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON               -0- shares (See Item 5)(1)
     WITH            --------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER
                         373,500 (See Item 5) (1)
- ---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    373,500 shares (See Item 5)(1)
- ---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
- ---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.8% (See Item 5)(1)
- ---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
- ---------------------------------------------------------------------------
(1) Mr. Obus may be deemed to have an indirect beneficial ownership in such shares through his positions as a co-managing member of Wynnefield Capital Management,
    LLC, a principal executive officer of Wynnefield Capital, Inc., and general partner of Channel Partnership II, L.P. Wynnefield Capital Management, LLC
    holds an indirect beneficial ownership interest in 287,968 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield
    Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in 85,532 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. As Mr. Joshua H. Landes
    is a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc., Mr. Obus shares voting and dispositive power with Mr. Landes with regard to any shares beneficially owned by Wynnefield Capital
    Management, LLC and Wynnefield Capital, Inc.

                              (Page 6 of 12 pages)

- ---------------------------------------------------------------------------
CUSIP No. 87969B200                 13D/A                  Page 7 of 12 pages
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Joshua H. Landes
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
- ---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
- ---------------------------------------------------------------------------
3.  SEC USE ONLY
- ---------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
- ---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
- ---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES OF AMERICA
- ---------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         -0- shares (See Item 5) (1)
  NUMBER OF          --------------------------------------------------------
   SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             373,500 (See Item 5) (1)
  OWNED BY           --------------------------------------------------------
    EACH             9.  SOLE DISPOSITIVE POWER
  REPORTING              -0- shares (See Item 5) (1)
   PERSON            --------------------------------------------------------
    WITH             10. SHARED DISPOSITIVE POWER
                         373,500 (See Item 5)
- ---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    373,500 shares (See Item 5) (1)
- ---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
- ---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.8% (See Item 5) (1)
- ---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
- ---------------------------------------------------------------------------
(1) Mr. Landes may be deemed to have an indirect beneficial ownership in such shares through his positions as a managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 287,968 shares which are directly owned by Wynnefield
    Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.
    Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in 85,532 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.
    As Mr. Obus is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc., Mr. Landes shares voting and dispositive power with Mr. Obus with regard to any shares beneficially owned by Wynnefield Capital
    Management, LLC and Wynnefield Capital, Inc.

                              (Page 7 of 12 pages)

- ---------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                 Page 8 of 12 pages
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Capital Management LLC
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
- ---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
- ---------------------------------------------------------------------------
3.  SEC USE ONLY
- ---------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
- ---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
- ---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    NEW YORK
- ---------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         287,968 shares (See Item 5) (1)
  NUMBER OF          --------------------------------------------------------
   SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             -0- (See Item 5)
  OWNED BY           --------------------------------------------------------
    EACH             9.  SOLE DISPOSITIVE POWER
  REPORTING              287,968 shares (See Item 5) (1)
   PERSON            --------------------------------------------------------
    WITH             10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
- ---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    287,968 shares (See Item 5) (1)
- ---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
- ---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9,0% (See Item 5) (1)
- ---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    OO (Limited Liability Company)
- ---------------------------------------------------------------------------
(1) Wynnefield Capital Management, LLC, as the general partner of Wynnefield
    Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I,
    holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield
    Partners Small Cap Value, L.P. I.

                              (Page 8 of 12 pages)

- ---------------------------------------------------------------------------
CUSIP No. 87969B200                 13D/A                  Page 9 of 12 pages
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    Wynnefield Capital, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
- ---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
- ---------------------------------------------------------------------------
3.  SEC USE ONLY
- ---------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF (SEE ITEM 3)
- ---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
- ---------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    CAYMAN ISLANDS
- ---------------------------------------------------------------------------
                     7.  SOLE VOTING POWER
                         85,532 shares (See Item 5)(1)
  NUMBER OF          --------------------------------------------------------
   SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             -0- (See Item 5)
  OWNED BY           --------------------------------------------------------
    EACH             9.  SOLE DISPOSITIVE POWER
  REPORTING              85,532 shares (See Item 5)(1)
   PERSON            --------------------------------------------------------
    WITH             10. SHARED DISPOSITIVE POWER
                         -0- (See Item 5)
- ---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    85,532 shares (See Item 5)(1)
- ---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [ ]
- ---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.7% (See Item 5)(1)
- ---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
- ---------------------------------------------------------------------------
(1) Wynnefield Capital, Inc. as the sole investment manager of Wynnefield Small
    Cap Value Offshore Fund, Ltd., holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value
    Offshore Fund, Ltd.

                              (Page 9 of 12 pages)

         This Amendment No. 11 (the "Amendment") amends the Statement of
Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange
Commission (the "Commission") on June 24, 1997, and amended by Amendment No. 1 filed on June 22, 1998, and further amended by Amendment No. 2 filed on December
18, 2003, and further amended by Amendment No. 3 filed on April 21, 2004, and further amended by Amendment No. 4 filed on April 1, 2005, and further amended by
Amendment No. 5 filed on May 9, 2005, and further amended by Amendment No. 6 filed on February 9, 2006, 1 further amended by Amendment No. 7 filed on June 5, 2006, and further amended by Amendment No. 8 filed on February 12, 2007 and further amended by Amendment No. 9 filed on February 21, 2007, and further amended by
Amendment No. 10 filed on February 27, 2007 (the "Wynnefield Schedule 13D"), filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small
Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value,
L.P. I (the "Partnership-I"), Wynnefield Capital Management, LLC ("WCM"),
Wynnefield Capital, Inc. ("WCI"), Nelson Obus ("Mr. Obus"), Joshua Landes ("Mr.
Landes") and Channel Partnership II, L.P. ("Channel" and, collectively with the
Partnership, the Fund, the Partnership-I, WCM, WCI, Mr. Obus, and Mr. Landes, the
"Wynnefield Reporting Persons"), with respect to the shares of 12% Cumulative
Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Preferred
Shares"), of Telos Corporation, a Maryland corporation with its principal executive offices located at 19886 Ashburn Road, Ashburn, Virginia 20147-2358 (the "Issuer").
All defined terms refer to terms defined herein or in the Wynnefield Schedule 13D.
The information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         "Item 4. Purpose of Transaction." appearing in the Wynnefield Schedule 13D is supplemented by adding the following disclosure from Wynnefield's press release to the end of such item:

   WYNNEFIELD CAPITAL CALLS FOR TELOS TO DISCHARGE ITS DECADES-LONG FINANCIAL
                         LIABILITY TO ITS ERPS HOLDERS

NEW YORK-August 15, 2013-Wynnefield Capital, Inc. today called upon Telos Corp.
(OTC: TLSRP) to immediately settle the $150 million liability owed to its
Exchangeable Redeemable Preferred Stock ("ERPS") holders.  Wynnefield is a 20-year holder of approximately 12% percent of Telos' ERPS.  This liability includes $32 million in principal plus $120 million in dividend arrearages built up over twenty years.  If redeemed in full, the ERPS would be worth $47/share, as opposed to the approximately $12/share price at which the security currently trades.

"Telos has used a plethora of excuses and maneuvers over the last two decades to avoid paying its ERPS holders the annual dividends and principal clearly owed to them under the terms governing the covenants that accompanied the original ERPS offering," said Nelson Obus, President of Wynnefield Capital.

A large majority of the outstanding ERPS are held by long-standing investors who, like Wynnefield, have experienced Telos' continuing avoidance of its funding obligations.  Wynnefield estimates that Telos and its ERPS holders together needlessly have spent over $30 million litigating this liability.

"The ERPS holders are united in their resolve to use all available means to ensure that they receive the full payment to which they are legally entitled and that
Telos has allowed to accumulate over the past two decades," continued Mr. Obus.
"Until now, Telos' only action to fulfill its financial obligations to the ERPS holders has consisted of the questionable effort to pick off individual holders at prices far below true value.  This action should be stopped and the ERPS should be redeemed at their full price.

                              (Page 10 of 12 pages)

"Telos has failed to meet its contractual obligations to establish a sinking fund to redeem the ERPS at par plus accrued dividends over a five-year period. The redemption timeframe has long expired.  Telos' excuses for failing to meet these obligations ring hollow.

"It is both ironic and inappropriate that Telos, which has contributed so much to the security of the citizens of our nation and by extension the perpetuation of the values of trust, independence, integrity, and co-operation that have made our country great, should continually engage in evasive and borderline unethical behavior in regard to settling up with their ERPS creditors," concluded Mr. Obus.

ABOUT WYNNEFIELD CAPITAL, INC
Wynnefield Capital is a 20-year holder of approximately 12% percent of Telos' ERPS.
Established in 1992, Wynnefield Capital, Inc. is a value investor specializing in
U.S. small cap situations that have company- or industry-specific catalysts.

CONTACT
For Wynnefield Capital,
Kekst and Company
Eric Berman, 212-521-4894
Donald Cutler, 415-852-3903

         As of the date of this Amendment No. 11, except as set forth above, none of the Wynnefield Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

         The Wynnefield Reporting Persons reserves the right to change their plans and intentions at any time as they deem appropriate. In particular, the
Wynnefield Reporting Persons may purchase Preferred Shares, or may sell or otherwise dispose of all or a portion of the Preferred Shares, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the Preferred Shares.

         Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common
Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of
1934, as amended and applicable state securities or "blue sky" laws.

                              (Page 11 of 12 pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 15, 2013

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                  By: Wynnefield Capital Management, LLC,
                                      its General Partner

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, Co-Managing Member

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                  By: Wynnefield Capital Management, LLC,
                                      its General Partner

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, Co-Managing Member

                                  WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                  By: Wynnefield Capital, Inc.,
                                       its Investment Manager

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, President

                                  WYNNEFIELD CAPITAL MANAGEMENT, LLC

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, Co-Managing Member

                                  WYNNEFIELD CAPITAL, INC.

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, President

                                  CHANNEL PARTNERSHIP II, L.P.

                                  By: /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, General Partner

                                      /s/ Nelson Obus
                                      -----------------------------------
                                      Nelson Obus, Individually

                                      /s/ Joshua H. Landes
                                      -----------------------------------
                                      Joshua H. Landes, Individually

                              (Page 12 of 12 Pages)